China Net & Technology, Inc.
79-860 Tangelo
La Quinta, CA 92253
(760) 771-0036
Fax: (760) 771-4191

September 12, 2000



Mr. Cory A. Jennings
Division of Corporate Finance
Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0305

Subject: China Net & Technologies, Inc.
         Registration Statement on Form 10-SB/Amendment No. 2
         SEC File No. 0-31087
         Filed on July 19, 2000

Dear Mr. Jennings:

In response to your letter of August 30, 2000, we hereby withdraw the above referenced filing. The withdrawal is to avoid the automatic effectiveness and have additional time to respond to your comments.

Thank you for your response and cooperation in this matter.

Sincerely,

/S/ Ronald S. Tucker

Ronald S. Tucker